Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
			Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
	Year Ended December 31,				Year Ended December 31,
	2009	2008			2006	2005
EARNINGS:
Income (loss) from continuing operations	$138	$(655)	$19	$263	$344	$351
Add: Total federal income taxes	80	129	8	159	170	174
Fixed charges (see detail below)	632	588	140	251	295	281

Total earnings	$850	$62	$167	$673	$809	$806

FIXED CHARGES:
Interest expense, excluding capitalized interest	$627	$584	$139	$248	$292	$275
Rentals representative of the interest factor	5	4	1	3	3	6

Total fixed charges	$632	$588	$140	$251	$295	$281

RATIO OF EARNINGS TO FIXED CHARGES (a)	1.34	—	1.19	2.68	2.74	2.87

(a)	Fixed charges exceeded earnings by $526 million for the year ended December 31, 2008.